Exhibit 99.1

Yandex N.V Schiphol Boulevard165 1118 BG Schiphol The Netherlands

To: Holders of Class A Ordinary Shares of Yandex N.V.

From: Board of Directors

Date: June 10, 2021

Notice of Meeting of Holders of Class A Ordinary Shares of Yandex N.V.

We hereby inform you that Yandex N.V. (Yandex, or the “Company”) will hold a Meeting of holders of Class A Ordinary Shares of Yandex N.V. (the “Class A Meeting”) on June 28, 2021, beginning at 16.00 Amsterdam time by webcast available at www.meetingcenter.io/251402606 in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid) (the "Temporary Act COVID-19").

Enclosed with this notice you will find the Agenda for the Class A Meeting, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the Class A Meeting.

If you are planning to join the webcast of the Class A Meeting, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.ru before 16.00. (Amsterdam time) on June 25, 2021. To participate in the Class A Meeting, you may go to www.meetingcenter.io/251402606 and enter your 15-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The password for the meeting is YNDX2021. You will not be able to vote your shares in real time at the webcast of the Class A Meeting. Instead, you are requested to vote your shares in advance in the manner described below. Those without a control number may attend the Class A Meeting as guests, in listen-only mode, by logging in to the same virtual meeting platform and following the instructions on the website for guest access.

The sole item scheduled for consideration at the Class A Meeting is the prior approval of the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company with Yandex.Market B.V., a wholly owned subsidiary of the Company.

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Copies of materials related to the Class A Meeting, including this Notice of Meeting, the Agenda and Explanatory Notes, and the Merger Proposal between Yandex N.V. and Yandex.Market B.V., are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

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The Explanatory Notes to the Merger proposal are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

The persons who will be considered as entitled to vote and/or attend the Class A Meeting are those persons who on May 31, 2021, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A.

On May 31, 2021, the total number of Class A Shares outstanding (excluding shares held in treasury) was 321,153,661, with each Class A Ordinary Share carrying one vote.

Class A shareholders who hold shares on the record date have the opportunity to submit written questions in respect of the agenda items by sending an e-mail to askir@yandex-team.ru. Any questions must be submitted by 72 hours prior to the Class A Meeting: and must be accompanied by evidence of your ownership or beneficial ownership of shares on the record date. If your Class A shares are held by a broker, bank or other nominee, you must provide us with a letter from the nominee confirming your beneficial ownership of such shares. We will answer the questions (either separately or combined with other questions) at the Class A Meeting with the answers published on our website https://ir.yandex/shareholder-meetings at least 12 hours before the Class A Meeting.

At the Class A Meeting, shareholders who have submitted written questions in advance will be given the opportunity to ask follow-up questions. The Chairman in his discretion may refuse follow-up questions being asked if these may reasonably be expected to jeopardize the order of the Class A Meeting.

Your vote is important regardless of the number of shares you own. Whether or not you expect to join the webcast of the Class A Meeting, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

The resolution of Class A Meeting approving the proposed merger of Yandex.Market B.V., a wholly owned subsidiary of the Company, into Yandex N.V. requires a simple majority of the votes cast at the Class A Meeting (pursuant to Article 27.2 of the current Articles of Association).

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.ru. Shareholders who are eligible and intend to have an item added to the agenda of the Class A Meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Schiphol, June 10, 2021

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Yandex N.V Schiphol Boulevard165 1118 BG Schiphol The Netherlands

To: Holders of Class A Ordinary Shares of Yandex N.V.

From: Board of Directors

Date: June 10, 2021

Meeting of holders of Class A Ordinary Shares of Yandex N.V.

Agenda and Explanatory Notes

Opening

Introductory remarks

Prior approval of the merger of Yandex.Market B.V. into Yandex N.V.

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Prior approval of the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Market B.V. (disappearing company)

To approve pursuant to Article 27.2 of the current Articles of Association of the Company the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Market B.V. (disappearing company) in accordance with the Merger proposal (Decision)

Any other business

Explanatory Notes to the Agenda

Opening

The Chairman and the Chief Operating Officer will explain the rationale and background of the proposed Merger.

Prior approval of the proposed resolution of the Board of Directors to resolve upon the legal merger of the Company (acquiring company) with Yandex.Market B.V. (disappearing company) (the “Merger”).

Reasons for the Merger

In July 2020, Yandex N.V. acquired a significant minority interest in Yandex.Market B.V. from Sberbank of Russia. Yandex.Market B.V. is currently a wholly owned subsidiary of Yandex N.V. and is the intermediate holding company of the core e-commerce business of the Yandex group.

Following the transaction with Sberbank, this separate intermediate holding company structure serves no corporate purpose. In addition, this separate intermediate holding company creates tax and operational inefficiencies across the Yandex group as a whole. Accordingly, the Board of Directors of Yandex has determined that it is advisable and in the best interest of Yandex and its shareholders to merge Yandex.Market B.V. with and into Yandex N.V., with the separate corporate existence of Yandex.Market B.V. ceasing. This internal restructuring is not expected to have any impact on the overall operations of the Yandex group, other than the corporate and tax efficiencies described above. Under Dutch law, the Merger may be resolved upon by the Board of Directors of the Company. Pursuant to the Articles of Association of Company, the proposed resolution of the Board of Directors requires the prior approval of the Class A Meeting.

Accordingly, to simplify the legal structure of the Yandex group and thereby reduce the costs relating to the separate accounting and operational systems within the Yandex group, it is proposed to effect the Merger and that the Class A Meeting grants the prior approval.

Expected consequences for the activities.

The Acquiring Company intends to continue the activities of the Disappearing Company.

Explanation from a legal, economic and social point of view.

Legal:

The Acquiring Company will acquire the assets and liabilities of the Disappearing Company under universal title of succession. The financial data of the Disappearing Company will be accounted for in the annual accounts of the Acquiring Company as from 1 January 2021 and onwards.

The Disappearing Company will cease to exist after the Merger. The Acquiring Company will not assign any new shares in connection with the Merger.

Liabilities and debts, insofar as these should exist between the Merging Companies, shall cease to exist as a result of the Merger.

Economic:

The Merger will simplify the legal structure of the Yandex group and will therefore reduce the costs relating to the separate accounting and operational systems within the group, as the Disappearing Company will no longer be a separate legal entity.

Social

The Merger is subject to the provisions of Section 7:663, in conjunction with Section 7:662 paragraph 2, under (a), of the Dutch Civil Code. The Merger has no detrimental effects on the employment or on the employment conditions.

MERGER PROPOSAL

Yandex N.V.

(Acquiring Company)

and

Yandex.Market B.V.

(Disappearing Company)

MERGER PROPOSAL

This merger proposal is drawn up by the management boards of:

1.	Yandex N.V., a public company (naamloze vennootschap), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 27265167 (the "Acquiring Company"); and

2.	Yandex.Market B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), having its registered seat in Amsterdam (the Netherlands) and its business office at Schiphol Boulevard 165, 1118 BG Schiphol (the Netherlands), registered with the trade register of the Chamber of Commerce under number 66115582 (the "Disappearing Company"),

-	the Acquiring Company and the Disappearing Company jointly the "Merging Companies".

recitals:

(A)	The management boards of the Merging Companies consider it desirable that the Merging Companies enter into a merger in accordance with the provisions of Section 2:309 et seq. in conjunction with Section 3a of Book 2 of the Dutch Civil Code ("DCC") and in accordance with the terms and conditions of this merger proposal.

(B)	At the moment of the filing of this merger proposal the issued shares in the capital of the Disappearing Company are held by the Acquiring Company and Stichting Yandex.Market Equity Incentive. Prior to the effectuation of the merger all shares in the capital of the Disappearing Company held by Stichting Yandex.Market Equity Incentive will be transferred to the Acquiring Company are cancelled, as the case may be, so that at the moment of the execution of the deed of merger the Acquiring Company will be the holder of the entire issued and outstanding share capital of the Disappearing Company. As a result, this merger will qualify as a 'simplified merger' as referred to in Section 2:333 paragraph 1 DCC.

(C)	The Merging Companies have not established a works council nor participation council as defined in the Works Councils Act (Wet op de ondernemingsraden).

(D)	According to information given by the management board of the Disappearing Company, in respect of the Disappearing Company there are no persons, other than the shareholders, who have the rights as referred to in article 2:227 paragraph 1 DCC.

(E)	The management boards of the Merging Companies have prepared explanatory notes as mentioned in Section 2:313 paragraph 1 DCC.

proposal:

It is proposed to effect a legal merger in accordance with Section 2:309 DCC (the "Merger") as a result of which:

(i)	the Disappearing Company will cease to exist; and

(ii)	the Acquiring Company will acquire the assets and liabilities of the Disappearing Company under universal succession of title.

DATA TO BE MENTIONED PURSUANT TO SECTION 2:312, SUBSECTIONS 2 AND 4 DCC:

(a)	Type of legal entity, name and registered seat of the Merging Companies.

1. Acquiring Company:

the public limited liability company under Dutch Law: Yandex N.V., having its registered seat in Amsterdam (the Netherlands).

2. Disappearing Company:

the private limited liability company under Dutch law: Yandex.Market B.V., having its registered seat in Amsterdam (the Netherlands).

(b)	Articles of association of Acquiring Company.

The articles of association of the Acquiring Company were lastly amended by a deed of amendment, executed on 23 December 2019 before D. ter Braak, civil-law notary in Amsterdam (the Netherlands). The current text of the articles of association is attached as Annex to this merger proposal.

The articles of association of the Acquiring Company will not be amended in connection with the Merger.

(c)	Rights to be given and compensations to be paid pursuant to Section 2:320 DCC, to be chargeable to the Acquiring Company.

As there are no persons who, in any other capacity than as shareholders, have special rights against the Disappearing Company, no special rights will be granted and no compensations will be paid to anyone.

(d)	Benefits to be granted to the managing directors of the Merging Companies or to third parties in connection with the Merger.

None.

(e)	Intentions with regard to the composition of the management board of the Acquiring Company after the Merger.

The present composition of the management board of the Acquiring Company is as follows:

Executive Directors:

-	Arkady Yuryevich Volozh, on 11 February 1964;

-	Tigran Khudaverdian, born on 28 December 1981;

Non-Executive Directors:

-	John Wilson Boynton, born on 6 October 1965;

-	Esther Dyson, born on 14 July 1951;

-	Alexander Stalievich Voloshin, born on 3 March 1956;

-	Charles Emmitt Ryan, born on 11 May 1967;

-	Rogier Benedikt Rijnja, born on 14 November 1962;

-	Ilya Alekseevitch Strebulaev, born on 17 May 1975;

-	Alexey Komissarov, born in on 20 October 1969;

-	Aleksey Yakovitskiy, born on 15 November 1975.

There is no intention to change the composition of the management board in connection with the Merger.

(f)	Date per which the financial data of the Disappearing Company will be accounted for in the annual accounts of the Acquiring Company.

The financial year of the Merging Companies runs from 1 January up to and including 31 December.

The financial information of the Disappearing Company over the current financial year, up to the moment the Merger will take legal effect, shall be accounted for in the annual accounts of the Acquiring Company as from 1 January 2021.

(g)	Proposed measures in connection with the conversion of the shareholding of the Disappearing Company.

Not applicable.

(h)	Intentions involving continuance or termination of activities.

Upon completion of the Merger, the Acquiring Company intends to carry on the activities of the Disappearing Company in the same manner as currently carried out by the Disappearing Company. The Acquiring Company does not intend to discontinue any activities as a result of the Merger.

(i)	Approval of the merger proposal and the resolution to effect the Merger.

It is proposed that the resolution to enter into the Merger shall be adopted by the management boards of the Acquiring Company and the Disappearing Company in accordance with Section 2:331 paragraph 1 and 4 DCC.

According to article 27.2 of the articles of association of the Acquiring Company the adoption of a resolution to enter into a legal merger requires the prior approval of such resolution by the meeting of holders of class A ordinary shares of the Acquiring Company.

(j)	Consequences of the Merger for the goodwill and the distributable reserves of the Acquiring Company.

The Merger will have no effect on the size of the goodwill of the Acquiring Company.

The value of the assets and liabilities of the Disappearing Company will be added to the freely distributable reserves of the Acquiring Company

(k)	Financial statements.

The annual accounts 2017, 2018 and 2019 of the Merging Companies are attached to this merger proposal (Annex II).

The Acquiring Company has prepared interim financial statements as per 31st of March 2021 (Annex III). The interim statements have been drawn up in accordance with the composition and valuation methods as used in the latest adopted annual accounts of the Acquiring Company.

The Disappearing Company has prepared interim financial statements as per 31st of March (Annex IV). The interim statements have been drawn up in accordance with the composition and valuation methods as used in the latest adopted annual accounts of the Disappearing Company.